EX-28.d.2.m.i

EXHIBIT A

SUBADVISORY AGREEMENT

BY AND AMONG

NATIONWIDE VARIABLE INSURANCE TRUST,

NATIONWIDE FUND ADVISORS

and

NATIONWIDE ASSET MANAGEMENT, LLC

Effective January 1, 2008

Renewed May 1, 2011*

Funds of the Trust	Advisory Fees -through December 31, 2008	Advisory Fees - commencing January 1, 2009
NVIT Government Bond Fund	0.15% on assets up to $250 million 0.125% on assets of $250 million and more but less than $1 billion 0.10% on assets of $1 billion and more	0.175% on assets up to $250 million 0.15% on assets of $250 million and more but less than $1 billion 0.125% on assets of $1 billion and more

*	As approved at the March 11, 2011 Board meeting.

IN WITNESS WHEREOF. the undersigned Assistant Secretary of the Trust hereto has certified to the renewal of this Agreement on the effective date set for the above.

By:	/s/ Allan J. Oster
Name:	Allan J. Oster
Title:	Assistant Secretary